NO ACT

PE
2-1-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010562

February 1, 2010

Edythe C. Katz
Vice President and Assistant General Counsel
Alpha Natural Resources, Inc.
999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-01-2010

Re: Alpha Natural Resources, Inc.

Dear Ms. Katz:

This is in regard to your letter dated February 1, 2010 concerning the shareholder proposal submitted by the Unitarian Universalist Association of Congregations for inclusion in Alpha's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Alpha therefore withdraws its January 12, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Timothy Brennan
Treasurer & Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

From: Katz, Edythe (CO) 7604 [ekatz@alphanr.com]
Sent: Monday, February 01, 2010 2:42 PM
To: shareholderproposals
Cc: Groves, Vaughn
Subject: Withdrawal of No-Action Request
Attachments: Alpha wdrawal 1-29-10_001 (2).pdf

Ladies and Gentlemen:

Reference is made to our No Action request (the "Request") dated and submitted to the Commission on January 12, 2010. Please be advised that Alpha Natural Resources, Inc. ("ANR") received from the Unitarian Universalist Association of Congregations (the proposal proponent) the attached letter dated January 29, 2010, withdrawing its proposal regarding climate change. Therefore, ANR is withdrawing its Request.

Sincerely,

Edythe C. Katz
Alpha Natural Resources, Inc.
Vice President and Assistant General Counsel
999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090
Phone: 410-689-7604
Fax: 410-689-7601
ekatz@alphanr.com



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

January 29, 2010

Mr. Vaughn R. Groves
EVP & General Counsel
Alpha Natural Resources
One Alpha Place
P.O. Box 2345
Abingdon, VA 24212

Dear Vaughn:

Thank you for your letter of January 22. Based on the assurances contained in that letter, the Unitarian Universalist Association will withdraw our shareholder proposal addressing the risks of climate change on our company.

We look forward to continuing our dialogue with you and others at Alpha as you conduct your analysis of climate risks to the company and develop a strategy to address them. At a convenient time in the fall of 2010 we would like to have a discussion with you and your key staff to review the Company's stance on the requests contained in our proposal, and in particular the need for a report reviewed by a board committee of independent directors on how the company is responding to rising regulatory and public pressure to significantly reduce greenhouse gas emissions from the company's operations and from the use of its primary products.

At that time, should we find the Company's response inadequate, we intend to file a similar resolution for consideration at the 2011 annual shareholder meeting. We would hope that should we do so, the Company would not attempt to omit the resolution but would allow the shareholders to express their views through a vote at the annual meeting.

We appreciate the spirit of our discussions to date, and we commend the Company for its proactive efforts to address the challenges of a decarbonizing world.

Yours truly,

Timothy Brennan
Treasurer & Chief Financial Officer

Affirming the Worth and Dignity of All People



January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-2000

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. f/k/a Foundation Coal Holdings, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Alpha intends to omit from its proxy solicitation materials for its 2010 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Alpha expects to file its definitive proxy statement for the 2010 annual meeting of shareholders in April 2010. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which Alpha expects to file the definitive proxy solicitation materials for the 2010 annual meeting of shareholders.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding by email a copy of this letter to the Proponent.

THE PROPOSAL

The Proposal requests a report reviewed by a board committee of independent directors on how Alpha is "responding to rising regulatory and public pressure to significantly reduce greenhouse gas emissions from the company's operations and from the use of its primary products." The requested report would omit proprietary information, be prepared at reasonable cost, and be available to shareholders by September 1, 2010. The Proposal includes supporting statements suggesting that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as Alpha, and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

DISCUSSION

I. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) as Dealing With Ordinary Business Operations

Rule 14a-8(i)(7) of the Exchange Act provides that a company may exclude a shareholder proposal from its proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

In Staff Legal Bulletin No. 14C ("SLB 14C"), the Staff provided additional guidance with respect to Rule 14a-8(i)(7). Specifically, the Staff distinguished between shareholder proposals requesting an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health and shareholder proposals which instead focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health. The Staff took the position in SLB 14C that the first type of proposal would be excludable as relating to an evaluation of the risk, while the second type of proposal would not be excludable.

The Staff recently issued Staff Legal Bulletin No. 14E ("SLB 14E"), which appears to reverse the historical approach taken by the Staff with respect to shareholder proposals involving the evaluation of risk. SLB 14E clarifies that "[t]he fact that a shareholder proposal would require an evaluation of risk will no longer be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." Instead, the Staff now intends to evaluate the merits of a shareholder proposal by focusing on "the subject matter to which the risk pertains or that gives rise to the risk" and where a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long a *sufficient nexus exists between the nature of the proposal and the company*." On the other hand, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)."

A. The Nature of the Proposal Lacks a Sufficient Nexus to the Company

The Proposal requests Alpha to report on how it is responding to rising regulatory and public pressure to significantly reduce greenhouse gas emissions from its operations and from the use of its primary products. Alpha's primary business, however, is to produce, process and sell coal, not to burn it. Alpha does not engage in any operations in which the burning of coal (which produces GHG emissions) accounts for a significant portion of its total assets, net earnings and/or gross sales, nor does it own or operate any power plants or have any plans to operate power plants or to enter into a business that burns coal.

The supporting statements themselves state that it is the "combustion of coal," not coal itself, that was responsible for approximately 35% of all GHG emissions generated by fossil fuels in the United States in 2004. The Proposal also quotes a May 2007 Standard and Poors' statement which identifies the "burning" of coal, and not coal itself, as being the issue with respect to climate change. Based on these statements and the fact that Alpha's business is the production, processing and selling of coal, not the burning of it, the Company believes that the subject matter of the proposal lacks a sufficient nexus to the Company and its operations.

B. The Focus of the Proposal is on Ordinary Business Operations, Not Significant Policy Issues

The Staff has historically taken the position that proposals related to day-to-day company activities shall be excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. *See* e.g., Family Dollar Stores, Inc. (November 6, 2007) (allowing exclusion of a proposal requesting a report evaluating the company's policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products, as relating to ordinary business operations); Walgreen Co. (October 13, 2006) (allowing exclusion of a proposal requesting a report characterizing the extent to which the company's private label cosmetics and personal care products lines contain carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system and describing options for using safer alternatives, as relating to ordinary business operations); Ford Motor Company (March 2, 2004) (allowing exclusion of a proposal recommending that the board publish annually a report regarding global warming, which would included detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); and Wal-Mart Stores (March 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers who manufacture items using forced labor, convict labor and child labor or who fail to comply with laws protecting employees' rights was excludable since it requested that the report also address ordinary business matters). In each of the foregoing matters, the Staff did not object to excluding the proposals (each of which involved significant social issues) because the proposal also related primarily to day-to-day company activities.

The Company received a similar proposal last year, which requested that it issue a report on how it was "responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions" from its "operations and from the use of its primary products" and was successful in its arguments to exclude the proposal. Similarly, Alpha Natural Resources, Inc., with whom the Company merged on July 31, 2009, was also successful in convincing the Staff that a shareholder proposal it received last year, which requested the same information as the proposal delivered to the Company, could be excluded. Ultimately, the Staff agreed that in both cases the proposals were excludable under Rule 14a-8(i)(7), as relating to the companies' respective ordinary business operations.

The Proposal does not request that Alpha change its policies or minimize or eliminate operations that may adversely affect the environment or public health, but instead focuses on the impact of regulatory and public pressures on the Company. Thus, Alpha believes that the

Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release") as falling within the ordinary business exclusion. This is evidenced, not only by the terms of the Proposal itself, but by the references to the likely economic implications of climate change on companies, including the statement that "[e]fforts to reduce climate change can profoundly affect the valuation of many companies" and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates, to reduce greenhouse gas emissions." These statements clearly indicate that the Proposal is focused on the economic implications on, and liability of, the Company, rather than social policy. These are matters for the business judgment of management, and are not appropriate for oversight by shareholders.

C. The Proposal Seeks to Micromanage the Company

As set forth more fully below, Alpha believes that it may properly omit the Proposal from its proxy solicitation materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the conduct of Alpha's ordinary business operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first, which relates to the subject matter of the proposal, is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

The Company believes that the Proposal is excludable because it seeks to "micro-manage" the Company's business practices. The safety, health and environmental impacts associated with Alpha's business operations are an integral part of Alpha's day-to-day business strategy and operations. In May 2008, former Alpha Natural Resources, Inc., which merged with and into Foundation Coal Holdings, Inc. on July 31, 2009 and changed its name to "Alpha Natural Resources, Inc.", formed the Safety, Health and Environmental Committee (currently known as the Safety, Health, Environmental and Sustainability Committee) of the Board of

Directors with the responsibility to oversee the protection of safety, health and the environment. This committee has the responsibility to monitor Alpha's compliance with safety, health and environmental regulatory requirements and of plans and programs developed by the Company to evaluate and manage safety, health, environmental and sustainability risks to Alpha's business. (See committee charter attached hereto as Exhibit B). In connection with the merger, the Company has also created a new executive position of Chief Sustainability Officer, who is responsible for .the management, development and monitoring of the financial, social and environmental performance of the Company. The Company views these matters, which include regulatory and public pressure to reduce greenhouse gas emissions, as fundamental to Alpha's ordinary business. The committee and management also believe that they, and not the Company's shareholders, are in the best position to determine how resources already committed by the Company to matters of safety, health, the environment and sustainability relative to Alpha should be deployed.

This Proposal should be excluded under Rule 14a-8(i)(7) because it seeks to 'micro-manage' Alpha by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be able to make an informed judgment and which would divert resources of the Company to the development of a report that may not, in the committee's and management's judgment, be the correct use of such resources. Further, Alpha clearly views the Company's consideration and response to regulatory and public pressure to reduce greenhouse gas emissions as an important ordinary business consideration as demonstrated by the Company's disclosure in its most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2008, in "Item 1. Business" and "Item 1A. Risk Factors" sections of such Form 10-K and Form 10-Q for the quarter ended September 30, 2009, in "Item 1A Risk Factors". (The relevant pages of this Form 10-K and Form 10-Q are attached hereto as Exhibit C). In these sections, Alpha provides disclosure regarding the current and proposed regulations relating to climate change and greenhouse gas emissions, specifically, and the potential effects to its business relating to these regulatory developments. Alpha clearly views monitoring these regulatory developments as part of its ordinary business operations. Thus, the Proposal relates directly to the Company's policies and programs for risk management, assessments of exposure and loss prevention and other business strategies - matters critical to the operation of Alpha's business and should be excluded.

It is well established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails Alpha's assessment of its response to pressures to address greenhouse gas emission regulations, and the Proposal and the supporting statements suggest that the reason to do so is for competitive purposes. For example, the supporting statement suggests that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as Alpha, and company "productivity/margins are likely to be structurally impaired by new regulatory mandates." Increasing value and improving productivity margins are fundamental responsibilities of management and are not matters appropriate for shareholder oversight. As such, these matters are better left to the business judgment of management. The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental reports or studies. *See* e.g., Assurant, Inc. (March 17, 2009); Foundation Coal Holdings, Inc. (March 11, 2009); CONSOL Energy Inc. (February 23, 2009); Alpha Natural Resources, Inc. (February 17, 2009); Oneok, Inc.(February 7, 2008); Arch Coal, Inc. (January 17, 2008); TXU Corp. (April 2, 2007); ACE Limited (March 19, 2007); Standard Pacific Corp. (January 29, 2007); Hewlett-Packard Company (December 13, 2006); Wells Fargo & Company (February 16, 2006); Ryland Group, Inc. (February 13, 2006); Wachovia Corporation (February 10, 2006); Newmont Mining Corp. (February 5, 2005); Ford Motor Company (March 2, 2004); American International Group, Inc. (February 11, 2004); and Chubb Corporation (January 25, 2004).

Furthermore, due to the nature of Alpha's business, a report on its response to the rising regulatory and public pressures to significantly reduce greenhouse gas emissions would be a monumental task because the Proposal likely contemplates a report more detailed than the information already compiled and made publicly available by Alpha. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company. Such an undertaking would necessarily encompass Alpha's financial budgets, capital expenditure plans, coal pricing philosophy, coal production plans and short- and long-term business strategies. In addition, as the Proposal notes, the law on this subject is still in flux, as there are currently numerous state and federal regulatory schemes being formulated to address greenhouse gas emissions. There are also international regulatory protocols and treaties, which are currently under consideration, as noted in the Company's Annual Report on Form 10-K and Form 10-Q. To prepare the report requested by the Proposal would require Alpha to predict the future local, state, federal and international regulatory frameworks. If the predicted framework turned out to be wrong, the report generated would ultimately be of no benefit to management or the shareholders and a needless drain on Company resources. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

D. The Proposal Relates to the Company's Compliance with Applicable Law

The Staff has concurred with the omission of shareholder proposals on the basis that they related to the company's compliance with applicable law. *See* e.g., Humana Inc. (February 25, 1998) (proposal requesting that the board of directors appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program to investigate possible corporate misconduct and report to shareholders the findings of its review); General Electric Co. (January 4, 2005) (proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and Allstate Corp. (February 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company). In each of the foregoing matters, the Staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program. The Company's operations are subject to extensive safety, health, and environmental regulations as discussed in its most recent Form 10-K and 10-Q (the pages of each which are attached hereto as Exhibit C) and Alpha clearly views monitoring these regulatory developments as part of its ordinary business operations. Accordingly, the Proposal deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance.

II. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(5) Because it is Not Relevant to Alpha's Operations

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business.

The Proposal requests Alpha to report on greenhouse gas emissions from its operations and use of its primary products. Alpha's primary business, however, is to mine, process and sell coal, not to burn it. Alpha does not own or operate any power plants, has no current plans to do so, and does not engage in any operations in which the burning of coal (which produces GHG emissions) accounts for 5% or more of its total assets or represents 5% or more of its net earnings and gross sales. Further, the proposal does not otherwise significantly relate to the Company's business. As a result, the Proposal is not relevant to the Alpha's operations and should be excludable from the Company's proxy statement pursuant to Rule 14a-8(i)(5).

The supporting statements themselves state that it is the "combustion of coal," not coal itself, that was responsible for approximately 35% of all GHG emissions generated by fossil fuels in the United States in 2004. The Proposal also quotes a May 2007 Statement of Standard and Poors which identifies the "burning" of coal, and not coal itself, as being the issue with respect to climate change.

The Staff has permitted companies to exclude shareholder proposals unrelated to their businesses. For example, in Arch Coal, Inc. (January 19, 2007), a group of shareholders submitted a proposal requesting that Arch Coal, Inc. ("Arch"), a competitor of the Company, provide a report on how Arch was responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from its current and proposed power plant operations. Arch sought to exclude the proposal pursuant to Rule 14a-8(i)(5). Arch indicated that it did not have any power plant operations and/or plan to have any power plant operations. Arch also explained that because its primary business was to mine, process and market low sulfur coal through its active mining operations, the proposal did not relate to any of Arch's assets, net earnings or gross sales and was therefore irrelevant to Arch's operations under Rule 14a-8(i)(5). Similarly, in The Proctor & Gamble Company (August 11, 2003), two shareholders submitted a proposal requesting that The Proctor & Gamble Company ("P&G") adopt a new policy forbidding human embryonic stem cell research. P&G sought to exclude the proposal pursuant to Rule 14a-8(i)(5). P&G indicated that it did not conduct human embryonic stem cell research and that it had no plans to conduct such research in the future. In both examples, the Commission indicated that it would not recommend enforcement if Arch and P&G excluded the proposals in reliance on Rule 14a-8(i)(5).

That Staff has historically adhered to the proposition that proposals that are "ethically significant in the abstract but have no meaningful relationship to the [company's] business" may be excluded. *See* e.g., Hewlett-Packard Company (January 7, 2003) (Israeli operations and land owned in Israel were not otherwise significantly related to the company's business despite revenues related to Israeli operations accounting for nearly 3.5% of the company's total net revenues for the previous fiscal year); and Merck & Co., Inc. (January 4, 2006) (the company's practice of obtaining and distributing gifts obtained from the Peoples Republic of China to participants in its Partnership for Giving Campaign was not otherwise significantly related to the company's business).

III. Conclusion

In short, Alpha believes that the Proposal may be properly omitted from its proxy solicitation materials for its 2010 annual meeting of shareholders pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(5).

As discussed above, the Proposal should be excludable under Rule 14a-8(i)(7) because it focuses on the Company's fundamental day-to-day business operations and involves a matter that requires an internal assessment of the Company's response to various regulatory and public policy initiatives. A proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal and supporting statement mention greenhouse gas emissions and climate change does not remove it from the scope of Rule 14a-8(i)(7), because the Proposal fundamentally addresses the benefits, risks and liabilities Alpha faces as a result of its response to regulatory and public pressure to address greenhouse gas emissions.

In addition, the Proposal should be excludable under Rule 14a-8(i)(5) because it is not relevant to Alpha's operations. Alpha's primary business is to mine, process and sell coal, not to burn it. Alpha does not own or operate any power plants, has no current plans to do so, does not engage in any operations in which the burning of coal (which produces GHG emissions) accounts for 5% or more of its total assets or represents 5% or more of its net earnings and gross sales, and the proposal does not otherwise significantly relate to Alpha's business.

STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE

Pursuant to SLB 14C, in order to facilitate transmission of the Staffs response to my request during the highest volume period of the shareholder proposal season, my facsimile number is (276) 623-4321, and the Proponents' facsimile number is (212) 815-8663 (New York City Office of the Comptroller).

CONCLUSION

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2010 annual meeting of shareholders. If the Staff does not concur with the positions of Alpha discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 619-4463.

Sincerely,



Vaughn R. Groves
Executive Vice President, General Counsel and Secretary

Attachments

cc: Timothy Brennan, Unitarian Universalist Association of Congregations
Treasurer and Chief Financial Officer

Exhibit A



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

OVERNIGHT MAIL

November 20, 2009

Mr. Vaughn R. Groves
Executive Vice President & General Counsel
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, VA 24212

Dear Mr. Groves:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 314 shares in Alpha Natural Resources, Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company prepare a report on how the Company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's products and operations. This is similar to the resolution we submitted in 2007 at the Foundation Coal annual meeting where it received substantial support from the shareholders. At that time we had a frank dialogue with top management at the company but were unable to come to agreement. We would welcome the opportunity to discuss our proposal with the Company's management.

This resolution is proposed by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $115 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the Company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. A representative of the UUA will attend the annual meeting to move the resolution as required.

Verification that we are beneficial owners of Alpha Natural Resources, Inc.will be provided upon request. If you have questions or wish to discuss the proposal, you may contact me directly at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on greenhouse gas emissions

Report on Pressure to Reduce Emissions
Alpha Natural Resources, Inc.

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions (GHG) are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower GHG emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global GDP per annum. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

In 2004, combustion of coal was responsible for approximately 35% of all GHG emissions generated by fossil fuels in the U.S.

In June 2009, the U.S. House of Representatives passed a climate change bill to reduce GHG emissions to 17% below 2005 levels by 2020 and 83% by 2050. In September 2009, a similar legislative proposal was introduced to the Senate. Twenty-four states have already entered into regional initiatives to reduce emissions in advance of the federal mandate.

In December 2009, government and scientific leaders from around the world will gather in Copenhagen for formal talks on implementing the 1992 United Nations Framework Convention on Climate Change. The collective goal is the formulation of a climate treaty that sets emissions targets for industrialized and developing nations.

In October 2008, McKinsey & Company reported that, "Efforts to reduce climate change can profoundly affect the valuation of many companies, but executives so far seem largely unaware."

In May 2007, Standard and Poor's indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also can't continue to burn coal in its current form."

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean coal technologies such as IGCC with carbon capture and Coal-to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce GHG emissions.

RESOLVED: Shareholders request a report reviewed by a board committee of independent directors on how the company is responding to rising regulatory and public pressure to significantly reduce greenhouse gas emissions from the company's operations and from the use of its primary products. Such a report will omit proprietary information, be prepared at reasonable cost, and be available to shareholders by September 1, 2010.

Exhibit B



Alpha Natural Resources

SAFETY, HEALTH, ENVIRONMENTAL AND SUSTAINABILITY COMMITTEE CHARTER

I. Purpose and Authority.

The Safety, Health, Environmental and Sustainability Committee of Alpha Natural Resources, Inc. (the "Company") is appointed by the Board of Directors (the "Board") to provide oversight of the Company's performance in relation to safety, occupational health, environmental and sustainability issues, including: (i) the Company's compliance with safety, health, environmental and sustainability-related laws and other regulatory requirements applicable to its business; (ii) the Company's initiatives to enhance sustainable business practices and its reputation as a responsible corporate citizen, including the promulgation and enforcement of policies, procedures and practices which promote the protection of the safety and health of its employees, contractors, customers, the public and the environment; (iii) the plans, programs and processes established by the Company to evaluate and manage safety, health, environmental and sustainability risks to its business, operations, products and reputation generally; (iv) the Company's response to significant safety, health, environmental and sustainability-related public policy, legislative, regulatory, political and social issues and trends that may affect the business operations, financial performance, or public image of the Company or the industry; and (v) such other duties as assigned to it from time to time by the Board.

II. Committee Resources.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and to obtain any information it requests from Company employees and outside advisers, which persons will be directed to cooperate and comply with the Committee's requests. The Committee shall have the sole authority to select and retain a consultant, to terminate any consultant retained by it, and to approve the consultant's fees and other retention terms. The Company shall provide for appropriate funding for such counsel or experts retained by the Committee.

III. Committee Composition.

The Committee shall be comprised of three or more members of the Board. The Chairman and members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation, retirement, removal from office or death. The members of the Committee may be removed, with or without cause, by a majority vote of the Board.

The Chairman will chair all meetings of the Committee and set the agendas for Committee meetings. The Chairman shall establish an annual calendar with a proposed agenda of the matters to be addressed at each of the Committee's scheduled meetings during the year.

IV. Delegation of Duties.

In fulfilling its responsibilities, the Committee is entitled to form and delegate any or all of its responsibilities to a subcommittee consisting of one or more members of the Committee, when appropriate and permitted by applicable legal and regulatory requirements. Where so permitted, a subcommittee of the Committee may exercise the powers and authority of the Committee and the Board while acting within the scope of the powers and responsibilities delegated to it.

V. Meetings.

The Committee shall meet as often as its members deem necessary to fulfill the Committee's responsibilities. A majority of the Committee members shall constitute a quorum for the transaction of the Committee's business. The Committee shall act upon the vote of a majority of its members at a duly called meeting at which a quorum is present. Any action of the Committee may be taken by a written instrument signed by all of the members of the Committee. The Committee shall have the authority to establish other rules and procedures for notice and conduct of its meetings consistent with the Company's bylaws and the Corporate Governance Practices and Policies.

The Committee may invite to its meetings any director, member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities.

VI. Powers and Duties.

The following functions shall be the recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional or substitute functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee shall have the following specific powers and duties:

1. Review appropriate objectives and policies for the Company relative to the protection of the safety and health of employees, contractors, customers, the public and the environment, and assist management in the formulation and oversight of policies, principles and practices designed to foster the sustainable growth of the Company.

2. Oversee the Company's monitoring and enforcement of these policies and related procedures and practices and review with management the quality of the Company's procedures for identifying, assessing, monitoring and managing the principal risks in the Company's business associated with safety and occupational health, the protection of the environment and sustainable development. While it is the responsibility of management to assess and manage the Company's exposure to safety, health, environmental and sustainability risks, the Committee will provide oversight by reviewing policies that govern these procedures.

3. Discuss annually with management the scope and plans for conducting audits of the Company's safety, health, environmental and sustainable practices and performance. The Committee will also meet with management to discuss the significant results of the audits.

4. Review significant Company sustainability reports prior to final issuance.

5. Review and discuss with management any material noncompliance with safety, health, environmental and sustainability-related laws, and management's response to such noncompliance.

6. Review and discuss with management pending or threatened administrative, regulatory, or judicial proceedings that are material to the Company and management's response to such proceedings.

7. Review and discuss any significant safety, health, environmental and sustainability public policy, legislative, regulatory, political and social issues and trends that may affect the business operations, financial performance, or public image of the Company or the industry, and management's response to such matters.

8. Review with management the Company's procedures for the handling of complaints regarding safety, health, environmental and sustainability-related matters.

9. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

10. Conduct an annual performance evaluation of the Committee.

11. Perform such other duties and responsibilities, consistent with this Charter and governing laws, as may be delegated to the Committee from time to time by the Board.

12. Report to the Board on a regular basis and make such recommendations with respect to any of the above matters as the Committee deems necessary or appropriate.

VII. Understanding as to the Committee's Role.

Management of the Company is responsible for the day-to-day operation of the Company's business. As a result, the Company's officers and employees and other persons who may be engaged by the Committee may have more time, knowledge and detailed information about the Company than do the Committee members. The Committee will review information, opinions, reports or statements presented to the Committee by the Company's officers or employees or other persons as to matters the Committee members reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company. While the Committee has the responsibilities and powers set forth in this charter, each member of the Committee, in the performance of his or her duties, will be entitled to rely in good faith upon reports presented to the Committee by these experts. Accordingly, the Committee's role does not provide any special assurances with regard to matters that are outside the Committee's area of expertise or that are the traditional responsibility of management.

Amended: November 19, 2009

10-K 1 d10k.htm FORM 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File Number 001-32331

Foundation Coal Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**42-1638663**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
999 Corporate Boulevard, Suite 300 Linthicum Heights, Maryland	**21090**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code (410) 689-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

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ENVIRONMENTAL AND OTHER REGULATORY MATTERS

Federal, state and local authorities regulate the United States coal mining and oil and gas industries with respect to matters such as: employee health and safety; permitting and licensing requirements; emissions to air and discharges to water; plant and wildlife protection; the reclamation and restoration of properties after mining or other activity has been completed; the storage, treatment and disposal of wastes; remediation of contaminated soil; protection of surface and groundwater; surface subsidence from underground mining; the effects on surface and groundwater quality and availability; noise; dust and competing uses of adjacent, overlying or underlying lands such as for oil and gas activity, pipelines, roads and public facilities. These ordinances, regulations and legislation (and judicial or agency interpretations thereof) have had, and will continue to have, a significant effect on our production costs and our competitive position. New laws and regulations, as well as future interpretations or different enforcement of existing laws and regulations, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent of which we cannot predict. We intend to respond to these regulatory requirements and interpretations thereof at the appropriate time by implementing necessary modifications to facilities or operating procedures. When appropriate, we may also challenge actions in regulatory or court proceedings. Future legislation, regulations, interpretations or enforcement may also cause coal to become a less attractive fuel source due to factors such as investments necessary to use coal or taxes imposed upon its use. As a result, future legislation, regulations, interpretations or enforcement may adversely affect our mining or other operations, cost structure or the ability of our customers to use coal.

We endeavor to conduct our mining and other operations in compliance with all applicable federal, state, and local laws and regulations. However, violations occur from time to time. None of the violations identified or the monetary penalties assessed upon us in recent years has been material. It is possible that future liability under or compliance with environmental and safety requirements could have a material effect on our operations or competitive position. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining or other permits, may be imposed under the laws described below. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Mine Safety and Health

The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of mining operations. Also, most of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps one of the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. Regulation has a significant effect on our operating costs.

Since early 2006 and continuing to the present, as a result of the 2006 Sago mine incident in West Virginia, the 2006 Darby mine incident in Kentucky, and other incidents in the coal mining industry, legislative and regulatory bodies at the state and federal levels including MSHA have promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergency issues. In the case of MSHA, the MINER Act passed in 2006 mandated mine rescue regulations, new and improved technologies and safety practices in the area of tracking and communication, and emergency response plans and equipment. Although some new laws, regulations and policies are in place, these legislative and regulatory efforts are still ongoing. At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on our operating costs, but it will increase our costs and those of our competitors. Some, but not all, of these additional costs may be passed on to customers.

Black Lung

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who

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are current and former employees and to a trust fund for the payment of benefits and medical expenses to eligible claimants. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price.

In December 2000, the Department of Labor amended regulations implementing the federal black lung laws to, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. The number of claimants who are awarded benefits has since increased, and will continue to increase, as will the amounts of those awards.

As of December 31, 2008, all of our various payment obligations for federal black lung benefits to claimants entitled to such benefits are made from a tax exempt trust established for that purpose. Based on actuarial reports and required funding levels, from time to time we may have to supplement the trust corpus to cover the anticipated liabilities going forward.

Coal Industry Retiree Health Benefit Act of 1992

The Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act") provides for the funding of health benefits for certain UMWA retirees and their spouses or dependants. The Coal Act established the Combined Benefit Fund into which employers who are "signatory operators" are obligated to pay annual premiums for beneficiaries. The Combined Benefit Fund covers a fixed group of individuals who retired before July 1, 1976, and the average age of the retirees in this fund is over 80 years of age. Premiums paid in 2008 for our obligations to the Combined Benefit Fund were approximately $0.9 million. The Coal Act also created a second benefit fund, the 1992 UMWA Benefit Plan ("the 1992 Plan"), for miners who retired between July 1, 1976 and September 30, 1994, and whose former employers are no longer in business to provide them retiree medical benefits. Companies with 1992 Plan liabilities also pay premiums into this plan. Premiums paid in 2008 for our obligation to the 1992 Plan were approximately $1.0 million. These per beneficiary premiums for both the Combined Benefit Fund and the 1992 Plan are adjusted annually based on various criteria such as the number of beneficiaries and the anticipated health benefit costs.

On December 20, 2006, the Tax Relief and Health Care Act of 2006 became law and will have the impact of reducing or eliminating the premium obligation of companies due to the expanded transfers from the Abandoned Mine Land Fund ("AML"). The additional transfer of funds from AML will incrementally eliminate by 2010, to the extent the new transfers are adequate, the unassigned beneficiary premium under the Combined Benefit Fund effective October 1, 2007. The additional transfers will also reduce incrementally the pre-funding and assigned beneficiary premium to cover the cost of beneficiaries for which no individual company is responsible ("orphans") under the 1992 Plan beginning January 1, 2008. For the first time, the 1993 Benefit Plan ("the 1993 Plan") (all of the beneficiaries of which are orphans) will begin receiving a subsidy from a new federal transfer that will ultimately cover the entire cost of the eligible population as of December 31, 2006. Under the Combined Benefit Fund, the 1992 Plan and the 1993 Plan, if the federal transfers are inadequate to cover the cost of the "orphan" component, the current or former signatories of the UMWA wage agreement will remain liable for any shortfall.

Environmental Laws

We and our customers are subject to various federal, state and local environmental laws. Some of the more material of these laws and issues, discussed below, place stringent requirements on our coal mining and other operations, and on the ability of our customers to use coal. Federal, state and local regulations require regular monitoring of our mines and other facilities to ensure compliance with these many laws and regulations.

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Mining Permits and Necessary Approvals

Numerous governmental permits, licenses or approvals are required for mining, oil and gas operations, and related operations. When we apply for these permits and approvals, we may be required to present data to federal, state or local authorities pertaining to the effect or impact our operations may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining or other operations. These requirements may also be added to, modified or re-interpreted from time to time. Regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a stockholder with a 10% or greater interest in the entity is affiliated with or is in a position to control another entity that has outstanding mining permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. Typically, we submit our necessary permit applications several months, or even years, before we plan to begin mining a new area. In the past, we have generally obtained our mining permits in time so as to be able to run our operations as planned. However, we may experience difficulty or delays in obtaining mining permits or other necessary approvals in the future, or even face denials of permits altogether. In particular, issuance of Army Corps of Engineers (the "COE") permits in Central Appalachia allowing placement of material in valleys have been slowed in recent years due to ongoing litigation over the requirements for obtaining such permits. These delays could spread to other geographic regions as litigation or legislation progresses.

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act of 1977 (the "SMCRA"), which is administered by the Office of Surface Mining Reclamation and Enforcement within the Department of the Interior (the "OSM"), establishes mining, environmental protection and reclamation standards for all aspects of surface mining, as well as many aspects of deep mining that impact the surface. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority with primacy and issues the permits, but OSM maintains oversight. SMCRA stipulates compliance with many other major environmental statutes, including the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act ("RCRA") and Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund").

SMCRA permit provisions include requirements for, among other actions, coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation. The permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural and historical resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology, and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mining and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mining and reclamation plan incorporates the provisions of SMCRA, the state programs, and the complementary environmental programs that affect coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land.

Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine. Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Public notice of the proposed permit is given that also provides for a comment period before a permit can be issued. Some SMCRA mine permits may take several years or even longer to be

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issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public and other agencies have rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

Under the Stream Buffer Zone Rule issued under SMCRA in 1983, mining disturbances were prohibited within 100 feet of streams if negative effects on water quality were expected. Neither OSM nor any of the states interpreted the rule as prohibiting excess spoil disposal in streambeds under Section 404 of the Clean Water Act. Due to differing interpretations of the rule being applied, OSM worked for several years to revise and clarify the Stream Buffer Zone Rule. OSM proposed changes to this rule which would make exemptions available if mine operators take steps to reduce the amount of waste and its effect on nearby waters. Many comments to this proposed rule, both for and against, were filed during this process. In December 2008 OSM finalized the proposed rule to clarify the Stream Buffer Zone Rule. The new rule allows disposal of excess spoil within 100 feet of streams, but requires OSM to make findings of impact minimization that overlap findings required by the COE in administration of the Clean Water Act Section 404 program. Since the rule was finalized, several environmental groups have filed legal challenges against both OSM and the EPA challenging not just the rule, but the EPA's written concurrence which is required by SMCRA. Legislation in Congress has been introduced in the past and may be introduced in the future in an attempt to preclude placing any mining material in streams. Such legislation would have a material adverse impact on future ability to conduct certain types of mining activity. Surface mining would likely be more adversely impacted.

Mountaintop removal mining is a legal but controversial method of surface mining. This mining method accounted for less than three percent of our total 2008 coal production. Certain anti-mining special interest groups have recently waged a public relations assault upon this mining method and have encouraged the introduction of legislation at the state and federal level to restrict or ban it and to preclude purchasing coal mined by this method. Should changes in laws, regulations or availability of permits severely restrict or ban this mining method in the future, our production and associated profitability could be adversely impacted.

Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The AML, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed prior to 1977 when SMCRA came into effect. The current fee is $0.315 per ton on surface-mined coal and $0.135 on deep-mined coal from 2008 to 2012, with reductions to $0.28 per ton on surface-mined coal and $0.12 per ton on deep-mined coal from 2013 to 2021.

Surety Bonds

Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, obligations under federal coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. In recent years, surety bond premium costs have increased and the market terms of surety bonds have generally become more unfavorable. In addition, the number of companies willing to issue surety bonds has decreased. We cannot predict the ability to obtain or the cost of bonds in the future.

Clean Air Act

The Clean Air Act, the Clean Air Act Amendments and the corresponding state laws that regulate the emissions of materials into the air affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 10 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, particulates, mercury and other compounds emitted by coal-fueled electricity generating plants and industrial facilities which burn coal. Power plants will likely have to continue to install pollution control technology and upgrades. Power plants may be able to recover the costs for these upgrades in the prices they charge for power, but this is not a

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certainty and state public utility commissions often control such rate matters. The Clean Air Act provisions and associated regulations are complex, lengthy and often being assessed for revisions or additions. In addition, one or more of the pertinent state or federal regulations issued as final are at this time, and may still continue to be, subject to current and future legal challenges in courts and the actual timing of implementation may remain uncertain. Some of the more material Clean Air Act requirements that may directly or indirectly affect our operations include the following:

- *Acid Rain.* Title IV of the Clean Air Act required a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fired power plants generating greater than 25 megawatts. The affected electricity generators have sought to meet these requirements mainly by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing sulfur dioxide emission allowances. The adoption of the Clean Air Interstate Rule ("CAIR") in 2005 created tighter limits for sulfur dioxide and nitrogen oxides for the states covered under CAIR than currently exist under Title IV. (See "Clean Air Interstate Rule" for more information.) The cap-and-trade program under the CAIR utilizes the same allowance allocation policy developed under Title IV of the Clean Air Act. States not governed by the CAIR will continue to be subject to the regulations of Title IV. We cannot accurately predict the effect of these provisions of the Clean Air Act on us in future years. Initially, we believe that implementation of Phase II resulted in an upward pressure on the price of lower sulfur eastern coals, and more demand for western coals, as coal-fired power plants continue to comply with the more stringent restrictions of Title IV. As utilities continue to invest the capital to add scrubbers and other devices to comply with Title IV, CAIR, the Clean Air Mercury, or "CAMR", or possible regulations requiring maximum achievable control technology to limit mercury emissions (discussed below) and other provisions of the law, demand for lower sulfur coals may drop.
- *Fine Particulate Matter and Ozone.* The Clean Air Act requires the Environmental Protection Agency ("EPA") to set standards, referred to as National Ambient Air Quality Standards ("NAAQS"), for certain pollutants. Areas that are not in compliance (referred to as "non-attainment areas") with these standards must take steps to reduce emissions levels. In 1997, the EPA revised the NAAQS for particulate matter and ozone. Although previously subject to legal challenge, these revisions were subsequently upheld but implementation was delayed for several years. For ozone, these changes include replacement of the existing one-hour average standard with a more stringent eight-hour average standard in Phase 1 of the Ozone Rule. In April 2004, the EPA announced that counties in 31 states and the District of Columbia failed to meet the new eight-hour standard for ozone. On November 8, 2005, the EPA finalized Phase 2 of the Ozone Rule, which establishes the final compliance requirements and timelines upon which state, local, and tribal government will base their state implementation plans for areas designated as non-attainment. For particulates, the changes include retaining the existing standard for particulate matter with an aerodynamic diameter less than or equal to 10 microns ("PM10"), and adding a new standard for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns ("PM2.5"). State fine particulate non-attainment designations were finalized in December 2005, and counties in 21 states and the District of Columbia were classified as non-attainment areas. At the same time, the EPA also proposed changes to the current national air quality monitoring requirements for all criteria pollutants including particulates and revisions to the national air quality standards for fine particulate pollution, proposing more stringent requirements for this pollutant. These newly proposed standards were incorporated into the EPA's final rule on particulate matter issued in October 2006. These standards also include making new state non-attainment designations in 2010 based on 2007-2009 air quality data; requiring these states to meet the EPA's new PM standards by 2015. Meeting the new PM2.5 standard may require reductions of nitrogen oxide and sulfur dioxide emissions. On March 29, 2007, the EPA issued a final rule defining requirements for state plans to clean the air in 39 areas where particle pollution levels do not meet national air quality standards. Future regulation and enforcement of these new ozone and PM2.5 standards will affect many power plants, especially coal-fired plants and all plants in "non-attainment" areas. These events may change the demand for coal.

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- *Ozone.* Significant additional emissions control expenditures may be required at many coal-fired power plants to meet the current NAAQS for ozone. Nitrogen oxides, which are a by-product of coal combustion, can lead to the creation of ozone. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers may continue to become more demanding in the years ahead. This may change the demand for coal.
- *NOx SIP Call.* The NOx SIP Call program was established by the EPA in October of 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said they could not meet federal air quality standards because of migrating pollution. Under Phase I of the program, the EPA required 90,000 tons of nitrogen oxides reductions from power plants in 22 states east of the Mississippi River and the District of Columbia beginning in May 2004. Phase II of the program, which became effective in June 2004, required a further reduction of about 100,000 tons of nitrogen oxides per year by May 2007. The installation, operation and maintenance of these additional control measures, such as selective catalytic reduction devices, required under the final rules will make it more costly to operate coal-fired electricity generating plants.
- *Clean Air Interstate Rule.* In 2004, the EPA proposed new rules for further reducing emissions of sulfur dioxide and nitrogen oxides. The final CAIR was issued by the EPA in 2005. The rule calls for power plants in Texas and 27 states bordering or east of the Mississippi River, and the District of Columbia, to reduce emission levels of sulfur dioxide and nitrous oxide. At full implementation, CAIR was estimated by the EPA to cut regional sulfur dioxide emissions by more than 70% from the 2003 levels, and to cut nitrogen oxide emissions by more then 60% from 2003 levels. States had to achieve the required emission reductions using one of two compliance options. The first alternative was for the state to require power plants to participate in an EPA administered "cap-and-trade" system that caps emissions in two stages. This cap and trade approach is similar to the system now in effect under other regulations controlling air pollution. Alternatively, a state could elect to meet a specific state emissions budget through measures of the state's choosing. These state measures had to be at least as stringent as those imposed by CAIR. After the passage of CAIR, different entities and organizations challenged the rule on various bases. The U.S. Court of Appeals for the D.C. Circuit (*State of North Carolina, et al. v. EPA*, No. 05-1244) on July 11, 2008 issued its decision in litigation challenging CAIR. The decision vacated CAIR and the CAIR federal implementation plan in their entirety. The decision remanded CAIR to EPA to promulgate a rule that complies with the court's opinion. The court ruled against the EPA on several of the core aspects of the rule, including: CAIR's use of unrestricted interstate trading; the 2015 compliance deadline for Phase 2 of CAIR; the use of Title IV allowances at a heightened surrender ratio for compliance with the SO_2 part of CAIR; and EPA's determination of the SO_2 and NOx emission budgets. The court also struck down emission allowance trading in CAIR, holding that unrestricted trading might result in no emission reductions in an upwind state, thereby preventing the EPA from fulfilling its responsibility under the Clean Air Act to prohibit sources in one state from contributing to non-attainment in another state. Ultimately, this ruling may significantly impact the EPA's potential future ability to address interstate pollution transport with a cap-and-trade system. The court also rejected an EPA "fairness" argument and ruled that it was inappropriate for the EPA to divide a region wide NOx budget among the states, and essentially remove each state's responsibility to eliminate its own significant contribution to downwind pollution. After this ruling, later in 2008 the EPA petitioned the court for a rehearing. After briefing by all parties, in December 2008 the court ruled that a complete vacatur of the rule would sacrifice clear benefits to public health and the environment while the EPA works to fix the deficiencies found by the court. Thus CAIR will be in effect while the EPA modifies the rule. How the EPA will proceed to modify CAIR is uncertain at this time. Ultimately, the stringency of the caps may require many coal-fired sources to install additional pollution control equipment to comply. This increased sulfur emission removal capability caused by the proposed rule could result in decreased demand for low sulfur coal, potentially driving down prices for low sulfur coal. Individual states covered by CAIR may proceed to develop their own regulations in this area which may differ, and therefore may be more difficult to implement and operate within. The decision may affect the price of allowances purchased and sold related to emission of SO_2 and NOx,

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and this in turn may increase or decrease the demand for certain coals. If the prices for allowances change, this may affect the penalties imposed or premiums paid under the contracts through which we sell our coal. These factors and any new legislation, if enacted, could have a material adverse effect on our financial condition and results of operations or cash flow.

- *Clean Air Mercury Rule.* In December 2000, the EPA decided to list coal-fired power plants as a category of sources subject to regulation under section 112 of the Clean Air Act. Section 112 governs hazardous air pollutants from stationary sources. In January 2004, the EPA proposed a mercury reduction rule for controlling mercury emissions from power plants and requested comments on two approaches for reducing mercury currently emitted each year by coal-fired power plants in the United States. After reconsidering its prior decision to regulate power plant emissions of mercury under section 112, EPA reversed its prior "listing" decision and issued its final CAMR, in March 2005. In doing so, the EPA rejected the approach which would require coal-fired power plants to install pollution controls known as "maximum achievable control technologies", or "MACT", under section 112 of the Clean Air Act. The approach the EPA adopted, which was challenged in federal court by several states and others, set a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide pursuant to section 111 of the Clean Air Act. This "cap-and-trade" approach is similar to the approach under the CAIR rule discussed above. If implemented, the CAMR approach, which allows mercury emissions trading, when combined with the CAIR regulations, was forecast to reduce mercury emissions by nearly 70% from current levels once facilities reach a final mercury cap which takes effect in 2018. Current mercury emissions from United States power plants are about 48 tons per year. The first phase cap is 38 tons and was scheduled to begin in 2010. EPA estimates that much of this reduction will come as a "co-benefit" of the pollution control devices installed under the CAIR regulations. The final cap was set at 15 tons per year beginning in 2018. Under the EPA approach, each state would be allocated a budget of mercury emissions and required to submit a plan on meeting its budget for mercury reductions. Each state is not required to adopt the cap-and-trade approach, but instead can elect to meet a specific state emissions budget through measures of the state's choosing. The stringency of the caps may require many coal-fired sources to install additional pollution control equipment to comply. This increased mercury emission removal capability caused by the proposed rule could result in decreased demand for certain coals either due to higher mercury levels or more difficulty in removing the inherent mercury. In November 2006, states were required to file their state implementation plans ("SIP") with the EPA for mercury compliance but only 21 states submitted plans. This prompted the EPA to designate a federal implementation plan ("FIP") to be applied to states that did not file a SIP. The FIP basically requires all states without an EPA approved SIP to participate in the national cap-and-trade program. On February 8, 2008, the United States Court of Appeals for the District of Columbia Circuit struck down the EPA's regulations for reducing mercury emissions from coal-fired power plants. The court held that the EPA violated the Clean Air Act by reversing its prior decision to list coal-fired power plants as a source of emissions subject to regulation under Clean Air Act section 112. According to the court, once the EPA initially determined under section 112(n)(1) of the Clean Air Act that it was "appropriate and necessary" to regulate those plants under the Clean Air Act's hazardous air pollutant program, the agency could not reverse its own decision under that same provision. Rather, the court held that section 112(c)(9) of the Act affords the exclusive mechanism to remove any source from the list of sources regulated under the hazardous air pollutant program. That provision requires a more exacting finding to remove sources, including a determination that no adverse environmental effect will result from emissions from any source. Because the effect of the court's ruling is to maintain power plants on the list of hazardous air pollutant sources subject to regulation under section 112, the court concluded that regulation of mercury emissions from existing coal-fired plants under section 111 is prohibited, thereby invalidating the CAMR's regulatory approach. Both the EPA and industry appealed the decision to the United States Supreme Court after the lower court denied a petition for rehearing. In February 2009, the EPA announced it would withdraw this appeal and proceed to draft regulations for use of MACT under section 112 of the Clean Air Act, and the United States Supreme Court declined to rehear the

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case. The EPA rulemaking process will likely take several years. After a rule is issued, affected utilities would have three years to comply with the standard. Separate state standards may also be passed and applied in the interim, and the Obama Administration has announced a desire to begin negotiations on an international treaty to cut mercury pollution. A MACT standard could increase the cost of consuming coal and impact the demand for coals with various amounts or compounds of mercury contained therein.

- *Carbon Dioxide and other greenhouse gases.* In 2003, certain states sued the EPA seeking a court order requiring the EPA to designate carbon dioxide as a criteria pollutant under the Clean Air Act and to issue a new NAAQS for carbon dioxide. Previously, the EPA had established that carbon dioxide is not a criteria pollutant and therefore cannot be regulated under the Clean Air Act. In 2005, a federal court upheld the EPA's position that it was not required to regulate carbon dioxide as a pollutant. In April 2007, in *Massachusetts v. Environmental Protection Agency*, the United States Supreme Court case ruled in a 5-4 decision the Clean Air Act does give the EPA the authority to regulate tailpipe emissions of greenhouse gases. In addition, the majority held that "greenhouse gases fit well within the Clean Air Act's capacious definition of air pollutant." In July 2008 the EPA issued an Advance Notice of Proposed Rulemaking for the regulation of greenhouse gas emissions under the Clean Air Act. The notice details the potential ramifications of regulating these gases for both mobile and stationary sources and the potential effects on the U.S. economy and how we conduct our operations. The ultimate actions of the EPA as a result of this Supreme Court decision may affect the demand for coal. In addition, there are several new state programs to limit CO_2 emissions and others have been proposed. There are also pending before Congress several proposals to limit CO_2 emissions and other proposals may be forthcoming. Various House and Senate committees are conducting hearings into the issues surrounding climate change and the effects of CO_2 emissions and other greenhouse gases. Congress, or one or more states, at some point, is likely to regulate and may limit the release of carbon dioxide emissions as part of any green house gas initiatives that are proposed in the future. See "Climate Change" for further information. These limitations could affect the future market for coal and how we conduct our operations.

- *Regional Haze.* The EPA has initiated a regional haze program designed to protect and to improve visibility at and around national parks, national wilderness areas and international parks. The original regional haze rule required designated facilities to meet the EPA's BART standard, which requires installation of the Best Available Retrofit Technology to reduce emissions that contribute to visibility problems. In December 2006, this rule was modified to allow states the flexibility to evaluate the use of cap-and-trade programs when these programs would result in greater progress toward the EPA's visibility goals. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

Climate Change

One major by-product of burning coal and all other fossil fuels is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol (the "Protocol") to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of emission targets for greenhouse gases. With Russia's ratification, the Protocol received sufficient support to become binding on all those countries that have ratified it. Although the targets vary from country to country, if the United States were to ratify the Protocol, the United States would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012. In 2002, President Bush reaffirmed U.S. support for the United Nations Framework Convention on Climate Change, but the U.S. Senate did not ratify the Protocol because, among other reasons, it did not require emissions reduction from all

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countries. The Protocol expires in 2012. Many of the countries which did ratify the Protocol are not on target to meet the mandated reductions in carbon dioxide. In addition, many developing nations which also emit greenhouse gases are not covered by the Protocol. As such, a new or modified international protocol to regulate carbon dioxide emissions will likely be proposed in the future.

As part of the United Nations Framework Convention on Climate Change, representatives from 187 nations met in Bali, Indonesia in December 2007 to discuss a program to limit greenhouse gas emissions after 2012. The United States participated in the conference. The convention adopted what is called the "Bali Action Plan." The Bali Action Plan contains no binding commitments, but concludes that "deep cuts in global emissions will be required" and provides a timetable for two years of talks to shape the first formal addendum to the 1992 United Nations Framework Convention on Climate Change treaty since the Kyoto Protocol. The ultimate outcome of the Bali Action Plan, and any treaty or other arrangement ultimately adopted by the United States or other countries, may have a material adverse impact the global supply and demand for coal. This is particularly true if cost effective technology for the capture and sequestration of carbon dioxide is not sufficiently and timely developed.

Future regulation of greenhouse gases in the United States could occur pursuant to future United States treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise at the state and federal level. The Bush Administration proposed a package of voluntary emission reductions for greenhouse gases reduction targets which provide for certain incentives if targets are met. The Obama Administration is more likely to support mandatory emission reductions for greenhouse gases. There are also various federal, state and local legislative initiatives aimed at tracking or regulating, both on a mandatory or voluntary basis, the release of carbon dioxide from generating power and other commercial activity. In 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Currently several state groups are working on regional plans to address climate and energy issues. The new Congress has been active in promoting greenhouse gas legislation with several separate bills already being presented and others possible. There are a number of uncertainties regarding these and additional initiatives which may be proposed. In addition to the timing for implementing any new legislation, open issues include matters such as the applicable baseline of emissions to be permitted, initial allocations of any emission allowances, required emissions reductions, availability of offsets to emissions such as planting trees or capturing methane emitted during mining, the extent to which additional states will adopt the programs, and whether they will be linked with programs in other states or countries. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal and increased costs to consume coal and to conduct our operations.

Clean Water Act

The Clean Water Act of 1972 (the "CWA") and corresponding state laws affect coal mining operations by imposing restrictions on the discharge of certain pollutants into water and on dredging and filling wetlands. The CWA establishes in-stream water quality standards and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System ("NPDES"). Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of NPDES permits that govern the discharge of pollutants into water. The CWA provisions and associated regulations are complex, lengthy and often being assessed for revisions or additions. In addition, one or more of the pertinent state or federal regulations issued as final are at this time, and may still continue to be, subject to current and future amendments or legal challenges in courts and the actual timing of implementation may remain uncertain. Some of the more material CWA issues that may directly or indirectly affect our operations are discussed below.

Permits under Section 404 of the CWA are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills or other mining activities. Jurisdictional waters typically include ephemeral, intermittent, and perennial streams and may in certain instances include man-made conveyances that have a hydrologic connection to a stream or wetland. The COE only has jurisdiction over the "navigable waters" of the United States, and outside these waters there is arguably no need to procure a 404 permit. The United States Supreme Court ruled in

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GLOSSARY OF SELECTED TERMS

Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Assigned reserves. Coal that is planned to be mined at an operation that is currently operating, currently idled, or for which permits have been submitted and plans are eventually to develop the operation.

Bituminous coal. A common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material.

British thermal unit, or "Btu". A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Central Appalachia. Coal producing area in eastern Kentucky, Virginia, southern West Virginia and a portion of eastern Tennessee.

Clean Air Act Amendments. A comprehensive set of amendments to the federal law governing the nation's air quality. The Clean Air Act was originally passed in 1970 to address significant air pollution problems in our cities. The 1990 amendments broadened and strengthened the original law to address specific problems such as acid deposition, urban smog, hazardous air pollutants and stratospheric ozone depletion.

Coal seam. Coal deposits occur in layers. Each layer is called a "seam."

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful byproducts.

Compliance coal. Coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btu, as required by Phase II of the Clean Air Act.

Continuous miner. A machine which constantly extracts coal while loading. This is to be distinguished from a conventional mining unit which must stop the extraction process in order for loading to commence.

Continuous mining. Any coal mining process which tears the coal from the face mechanically and loads continuously, thus eliminating the separate cycles of cutting, drilling, shooting and loading. This is to be distinguished from conventional mining, an older process in which these operations are cyclical.

Fossil fuel. Fuel such as coal, petroleum or natural gas formed from the fossil remains of organic material.

High Btu coal. Coal which has an average heat content of 12,500 Btus per pound or greater.

Illinois Basin. Coal producing area in Illinois, Indiana and western Kentucky.

Lignite. The lowest rank of coal with a high moisture content of up to 45% by weight and heating value of 6,500 to 8,300 Btus per pound. It is brownish black and tends to oxidize and disintegrate when exposed to air.

Longwall mining. The most productive underground mining method in the United States. A rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while the drum advances through the coal. Chain conveyors then move the loosened coal to a standard underground mine conveyor system for delivery to the surface.

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Low Btu coal. Coal which has an average heat content of 9,500 Btus per pound or less.

Low sulfur coal. Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btu.

Medium sulfur coal. Coal which, when burned, emits between 1.6 and 4.5 pounds of sulfur dioxide per million Btu.

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, its quality depends on four important criteria: volatility, which affects coke yield; the level of impurities including sulfur and ash, which affect coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal typically has a particularly high Btu but low ash and sulfur content.

Mid Btu coal. Coal which has an average heat content of between 9,500 and 12,500 Btus per pound.

Nitrogen oxide (NOx). A gas formed in high temperature environments such as coal combustion. It is a harmful pollutant that contributes to smog.

Northern Appalachia. Coal producing area in Maryland, Ohio, Pennsylvania and northern West Virginia.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

Pillar. An area of coal left to support the overlying strata in a mine; sometimes left permanently to support surface structures.

Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana. This is the largest known source of coal reserves and the largest producing region in the United States.

Preparation plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to remove impurities and prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content.

Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reclamation. The process of restoring land and the environment to their original state following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation operations are usually underway before the mining of a particular site is completed. Reclamation is closely regulated by both state and federal law.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

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Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

Room-and-Pillar Mining. Method of underground mining in which the mine roof is supported mainly by coal pillars left at regular intervals. Rooms are placed where the coal is mined.

Scrubber (flue gas desulfurization system). Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 6% to 7% of a power plant's electrical output and thousands of gallons of water to operate.

Steam coal. Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Sub-bituminous coal. Dull coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

Surface mine. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil (see "Overburden"). About 67% of total U.S. coal production comes from surface mines.

Tons. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is equal to 2,240 pounds; a "metric" tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

Truck-and-Shovel Mining and Truck and Front-End Loader Mining. Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loadout.

Unassigned reserves. Coal that is likely to be mined in the future, but which is not considered *Assigned reserves.*

Underground mine. Also known as a "deep" mine. Usually located several hundred feet below the earth's surface, an underground mine's coal is removed mechanically and transferred by shuttle car and conveyor to the surface. Underground mines account for about 33% of annual U.S. coal production.

Unit train. A train of 100 or more cars carrying a single product. A typical coal unit train can carry at least 10,000 tons of coal in a single shipment.

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Because of extensive and comprehensive regulatory requirements, violations of laws, regulations and permits occur at our operations from time to time and may result in significant costs to us to correct such violations, as well as civil or criminal penalties and limitations or shutdowns of our operations.

Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or enforcement may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source. See "Business—Environmental and Other Regulatory Matters" for a discussion of some of the environmental and other regulations affecting our business.

Our operations may substantially impact the environment or cause exposure to hazardous substances, and our properties may have significant environmental contamination, any of which could result in material liabilities to us.

We use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate were used for coal mining and/or involved hazardous materials usage before we were involved with those locations as well as after. We may be subject to claims under federal and state statutes, and/or common law doctrines, for toxic torts, natural resource damages, and other damages as well as the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or predecessor entities owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future.

Our operations can also impact flows and water quality in surface water bodies and remedial measures may be required, such as grouting cracks or lining of stream beds, to prevent or minimize such impacts. We are currently involved with state environmental authorities concerning impacts or alleged impacts of our mining operations on water flows in several surface streams. We are studying, or addressing, those impacts and we have not finally resolved those matters. Many of our mining operations take place in the vicinity of streams, and similar impacts could be asserted or identified at other streams in the future. The costs of our efforts at the streams we are currently addressing, and at any other streams that may be identified in the future, could be significant. Our mining and oil and gas operations also generate water which we need to collect and dispose of or treat. In the past we have sometimes disposed of this water in mined out areas or in permitted refuse impoundments. If we are unable to obtain permits for this type of water disposal in the future our costs to operate may increase substantially.

We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. We have commenced measures to modify our method of operation at one surface impoundment containing slurry wastes in order to reduce the risk of releases to the environment from it, a process that will take several years to complete. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties. The level of insurance we carry to cover exposures for this type or occurrence and other unanticipated events may not be adequate.

These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations and environmental conditions at our properties, could result in costs and liabilities that would materially and adversely affect us.

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Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations may require significant emissions control expenditures for existing and new coal-fired power plants to attain applicable ambient air quality standards. In addition, state regulatory schemes for electricity pricing may be administered to not permit recovery of investments in emissions control equipment. As a result, these generators may switch to fuels that generate less of these emissions, possibly reducing the likelihood that generators will keep existing coal-fired power plants in service or build new coal-fired power plants. Any of these developments may reduce demand for our coal.

For example, the final CAIR was issued by the EPA in 2005. The rule calls for power plants in Texas and 27 states bordering or east of the Mississippi River, and the District of Columbia, to reduce emission levels of sulfur dioxide and nitrous oxide. At full implementation, CAIR is estimated by the EPA to cut regional sulfur dioxide emissions by more than 70% from the 2003 levels, and to cut nitrogen oxide emissions by more then 60% from 2003 levels. States must achieve the required emission reductions using one of two compliance options. The first alternative is for the state to require power plants to participate in an EPA administered "cap-and-trade" system that caps emissions in two stages. This cap and trade approach is similar to the system now in effect under other regulations controlling air pollution. Alternatively, a state can elect to meet a specific state emissions budget through measures of the state's choosing. These state measures will be at least as stringent as those imposed by CAIR. The stringency of the caps may require many coal-fired sources to install additional pollution control equipment to comply. This increased sulfur emission removal capability caused by the proposed rule could result in decreased demand for low sulfur coal, potentially driving down prices for low sulfur coal. After the passage of CAIR, different entities and organizations challenged the rule on various bases. The U.S. Court of Appeals for the D.C. Circuit (*State of North Carolina, et al. v. EPA*, No. 05-1244) on July 11, 2008 issued its decision in litigation challenging CAIR. The decision vacated CAIR and the CAIR federal implementation plan in their entirety. The decision remanded CAIR to EPA to promulgate a rule that complies with the court's opinion. The court ruled against the EPA on several of the core aspects of the rule, including: CAIR's use of unrestricted interstate trading; the 2015 compliance deadline for Phase 2 of CAIR; the use of Title IV allowances at a heightened surrender ratio for compliance with the SO_2 part of CAIR; and EPA's determination of the SO_2 and NOx emission budgets. The court also struck down emission allowance trading in CAIR, holding that unrestricted trading might result in no emission reductions in an upwind state, thereby preventing the EPA from fulfilling its responsibility under the Clean Air Act to prohibit sources in one state from contributing to non-attainment in another state. Ultimately, this ruling may significantly impact the EPA's potential future ability to address interstate pollution transport with a cap-and-trade system. The court also rejected an EPA "fairness" argument and ruled that it was inappropriate for the EPA to divide a region wide NOx budget among the states, and essentially remove each state's responsibility to eliminate its own significant contribution to downwind pollution. After this ruling, later in 2008 the EPA petitioned the court for a rehearing. After briefing by all parties, in December 2008 the court ruled that a complete vacatur of the rule would sacrifice clear benefits to public health and the environment while the EPA works to fix the deficiencies found by the court. Thus CAIR will be in effect while the EPA modifies the rule. How the EPA will proceed to modify CAIR is uncertain at this time.

In 2005, the EPA finalized a CAMR for controlling mercury emissions from power plants by imposing a two-step approach to reducing, between now and 2018, the total mercury emissions allowed from coal-fired power plants nationwide. The approach adopted sets a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. This "cap-and-trade" approach is similar to the approach under the CAIR rule discussed above. This approach, which allows mercury emissions trading, when combined with the CAIR regulations, will reduce mercury emissions by nearly 70% from current levels once facilities reach a final mercury cap which takes effect in 2018. Current mercury emissions from United States power plants are about 48 tons per year. The first phase cap is 38 tons beginning in 2010. EPA estimates that much of this reduction will come as a "co-benefit" of the pollution control devices installed under the CAIR regulations. The

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final cap is set at 15 tons per year beginning in 2018. Each state has been allocated a budget of mercury emissions and must submit a plan on meeting its budget for mercury reductions. The states are not required to adopt the cap-and-trade approach, but many took that approach. Alternatively, a state can elect to meet a specific state emissions budget through measures of the state's choosing. On February 8, 2008, the United States Court of Appeals for the District of Columbia Circuit struck down the EPA's regulations for reducing mercury emissions from coal-fired power plants. The effect of the court's ruling is to maintain power plants on the list of hazardous air pollutant sources subject to regulation under section 112 of the Clean Air Act and to invalidate the EPA's "cap-and-trade" approach to regulation of mercury emissions. Both the EPA and industry appealed the decision to the United States Supreme Court after the lower court denied a petition for rehearing. In February 2009 the EPA announced it would withdraw this appeal and proceed to draft regulations for use of "maximum achievable control technologies", or "MACT" under section 112 of the Clean Air Act, and if the United States Supreme Court declined to rehear the case. The EPA rulemaking process will likely take several years. After a rule is issued, affected utilities would have three years to comply with the standard. Separate state standards may also be passed and applied in the interim. A MACT standard could increase the cost of consuming coal and impact the demand for coals with various amounts or compounds of mercury contained therein.

Some of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations or cash flow.

Current and future proposals may be introduced in Congress and various states designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional emissions such as carbon dioxide. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, thereby reducing the demand for coal. Current and possible future governmental programs are or may be in place to require the purchase and trading of allowances associated with the emission of various substances such as sulfur dioxide, nitrous oxide, mercury and carbon dioxide. Changes in the markets for and prices of allowances could have a material effect on demand for and prices received for our coal.

The United States and more than 160 other nations are signatories to the 1992 United Nations Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide which is a major by-product of burning coal. In December 1997, in Kyoto, Japan, the signatories to the convention agreed to the Kyoto Protocol (the "Protocol") which is a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, if the United States were to ratify the Protocol, our nation would be required to reduce emissions to 93% of 1990 levels over a five-year period from 2008 through 2012. The United States has not ratified the Protocol. The Protocol which expires in 2012 has received sufficient support from enough nations to enter into force and will become binding on all those countries that have ratified it.

As part of the United Nations Framework Convention on Climate Change, representatives from 187 nations met in Bali, Indonesia in December 2007 to discuss a program to limit greenhouse gas emissions after 2012. The United States participated in the conference. The convention adopted what is called the "Bali Action Plan." The Bali Action Plan contains no binding commitments, but concludes that "deep cuts in global emissions will be required" and provides a timetable for two years of talks to shape the first formal addendum to the 1992 United Nations Framework Convention on Climate Change treaty since the Kyoto Protocol. The ultimate outcome of the Bali Action Plan, and any treaty or other arrangement ultimately adopted by the United States or other countries, may have a material adverse impact the global supply and demand for coal and the costs to consume coal and conduct our operations. This is particularly true if cost effective technology for the capture and sequestration of carbon dioxide is not sufficiently developed.

Although the Protocol is still not binding on the United States and the Bali Action Plan is just commencing, and because no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions,

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whether through ratification of global agreements or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. Countries that have to reduce emissions may use less coal affecting demand for United States export coal. There could be pressure on companies in the United States to reduce emissions if they want to trade with countries that are part of the Protocol or subsequent global agreements. From time to time Congress may consider various proposals to tax or otherwise limit greenhouse gas emissions. In addition, some states and municipalities in the United States have adopted or may adopt in the future regulations on greenhouse gas emissions. Some states and municipal entities have commenced litigation in different jurisdictions seeking to have certain utilities, including some of our customers, reduce their emission of carbon dioxide. If successful, there could be limitation on the amount of coal our customers could utilize. Any of these measures could affect coal demand at utilities in the United States. See "Business—Environmental and Other Regulatory Matters" for a discussion of some of the environmental and other regulations affecting our business.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce revenues by causing us to reduce our production or impairing our ability to supply coal to our customers.

Transportation costs represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources.

Some of our mines depend on a single transportation carrier or a single mode of transportation. Disruption of any of these transportation services due to weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers. Transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues.

If there are disruptions of the transportation services provided by the primary rail, barge or truck carriers that transport our produced coal and we are unable to make alternative transportation arrangements to ship our coal, our business could be adversely affected.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

We have not yet applied for all of the permits required, or developed the mines necessary, to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We may be unable to obtain the permits necessary for us to operate profitably in the future. Some of these permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen.

Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we now own or subsequently acquire, which may

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

(Mark One)

☑ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001-32331



ALPHA NATURAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	42-1638663
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
One Alpha Place, P.O. Box 2345, Abingdon, VA	24212
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(276) 619-4410

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☑ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Number of shares of the registrant's Common Stock, $0.01 par value, outstanding as of October 23, 2009 – 120,256,572

Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

The operations our customers are subject to extensive laws and regulations relating to emissions to air and discharges to water, plant and wildlife protection, the storage, treatment and disposal of wastes, and permitting of operations. These requirements are a significant part of the costs of their respective businesses, and their costs are increasing as environmental requirements become more stringent. These requirements could adversely affect our sales by causing coal to become a less attractive fuel source of energy.

In particular, the Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements are expected to become effective in coming years. Such requirements may require significant emissions control expenditures for coal-fired power plants.

For example, the final CAIR was issued by the EPA in 2005. The rule calls for power plants in Texas and 27 states bordering or east of the Mississippi River, and the District of Columbia, to reduce emission levels of sulfur dioxide and nitrous oxide. At full implementation, CAIR is estimated by the EPA to cut regional sulfur dioxide emissions by more than 70% from the 2003 levels, and to cut nitrogen oxide emissions by more than 60% from 2003 levels. States must achieve the required emission reductions using one of two compliance options. The first alternative is for the state to require power plants to participate in an EPA administered "cap-and-trade" system that caps emissions in two stages. This cap and trade approach is similar to the system now in effect under other regulations controlling air pollution. Alternatively, a state can elect to meet a specific state emissions budget through measures of the state's choosing. These state measures will be at least as stringent as those imposed by CAIR. The stringency of the caps may require many coal-fired sources to install additional pollution control equipment to comply. This increased sulfur emission removal capability caused by the proposed rule could result in decreased demand for low sulfur coal, potentially driving down prices for low sulfur coal. After the passage of CAIR, different entities and organizations challenged the rule on various bases. The U.S. Court of Appeals for the D.C. Circuit (*State of North Carolina, et al. v. EPA* , No. 05-1244) on July 11, 2008 issued its decision in litigation challenging CAIR. The decision vacated CAIR and the CAIR federal implementation plan in their entirety. The decision remanded CAIR to EPA to promulgate a rule that complies with the court's opinion. The court ruled against the EPA on several of the core aspects of the rule, including: CAIR's use of unrestricted interstate trading; the 2015 compliance deadline for Phase 2 of CAIR; the use of Title IV allowances at a heightened surrender ratio for compliance with the SO_2 part of CAIR; and EPA's determination of the SO_2 and NOx emission budgets. The court also struck down emission allowance trading in CAIR, holding that unrestricted trading might result in no emission reductions in an upwind state, thereby preventing the EPA from fulfilling its responsibility under the Clean Air Act to prohibit sources in one state from contributing to non-attainment in another state. Ultimately, this ruling may significantly impact the EPA's potential future ability to address interstate pollution transport with a cap-and-trade system. The court also rejected an EPA "fairness" argument and ruled that it was inappropriate for the EPA to divide a region wide NOx budget among the states, and essentially remove each state's responsibility to eliminate its own significant contribution to downwind pollution. After this ruling, later in 2008 the EPA petitioned the court for a rehearing. After briefing by all parties, in December 2008 the court ruled that a complete vacatur of the rule would sacrifice clear benefits to public health and the environment while the EPA works to fix the deficiencies found by the court. Thus CAIR will be in effect while the EPA modifies the rule. How the EPA will proceed to modify CAIR is uncertain at this time.

In 2005, the EPA finalized a CAMR for controlling mercury emissions from power plants by imposing a two-step approach to reducing, between now and 2018, the total mercury emissions allowed from coal-fired power plants nationwide. The approach adopted sets a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. This "cap-and-trade" approach is similar to the approach under the CAIR rule discussed above. This approach, which allows mercury emissions trading, when combined with the CAIR regulations, will reduce mercury emissions by nearly 70% from current levels once facilities reach a final mercury cap which takes effect in 2018. Current mercury emissions from United States power plants are about 48 tons per year. The first phase cap is 38 tons beginning in 2010. EPA estimates that much of this reduction will come as a "co-benefit" of the pollution control devices installed under the CAIR regulations. The final cap is set at 15 tons per year beginning in 2018. Each state has been allocated a budget of mercury emissions and must submit a plan on meeting its budget for mercury reductions. The states are not required to adopt the cap-and-trade approach, but many took that approach. Alternatively, a state can elect to meet a specific state emissions budget through measures of the state's choosing. On February 8, 2008, the United States Court of Appeals for the District of Columbia Circuit struck down the EPA's regulations for reducing mercury emissions from coal-fired power plants. The effect of the court's ruling is to maintain power plants on the list of hazardous air pollutant sources subject to regulation under section 112 of the Clean Air Act and to invalidate the EPA's "cap-and-trade" approach to regulation of mercury emissions. Both the EPA and industry appealed the decision to the United States Supreme Court after the lower court denied a petition for rehearing. In February 2009, EPA announced it would withdraw this appeal and proceed to draft regulations for use of "maximum achievable control technologies", or "MACT" under section 112 of the Clean Air Act, and if the United States Supreme Court declined to rehear the case. The EPA recently entered into a settlement agreement under which the EPA committed to issue a proposed MACT rule restricting emissions of hazardous air pollutants, including mercury, from coal-fired power plants by March 2011 and to issue a final rule by November 2011. The EPA has indicated that all existing coal-fired power plants will be required to comply with such standards within four years of a final rule. A MACT standard could increase the cost of consuming coal and impact the demand for coals with various amounts or compounds of mercury contained therein.

The United States and more than 160 other nations are signatories to the 1992 United Nations Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide which is a major by-product of burning coal. In December 1997, in Kyoto, Japan, the signatories to the convention agreed to the Kyoto Protocol (the "Protocol"), which is a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, if the United States were to ratify the Protocol, our nation would be required to reduce emissions to 93% of 1990 levels over a five-year period from 2008 through 2012. The United States has not ratified the Protocol. The Protocol, which became effective in 2005 and expires in 2012, requires the industrialized countries that have ratified it to significantly reduce their GHG emissions.

As part of the United Nations Framework Convention on Climate Change, representatives from 187 nations met in Bali, Indonesia in December 2007 to discuss a program to limit greenhouse gas emissions after 2012. The United States participated in the conference. The convention adopted what is called the "Bali Action Plan." The Bali Action Plan contains no binding commitments, but concludes that "deep cuts in global emissions will be required" and provides a timetable for two years of talks to shape the first formal addendum to the 1992 United Nations Framework Convention on Climate Change treaty since the Kyoto Protocol. Although the Protocol is still not binding on the United States and the Bali Action Plan is just commencing, these restrictions, whether through ratification of global agreements or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. Countries that have to reduce emissions may use less coal affecting demand for United States export coal. There could be pressure on companies in the United States to reduce emissions if they want to trade with countries that are part of the Protocol or subsequent global agreements.

U.S. legislative and regulatory action also may address greenhouse gas emissions. In June 2009, the Waxman-Markey bill, which would establish a cap-and-trade program designed to achieve substantial reductions in greenhouse gas emissions, passed the U.S. House of Representatives. Similar legislation currently is under consideration in the U.S. Senate. EPA also has commenced regulatory action that could lead to controls on carbon dioxide from larger emitters such as coal-fired power plants and industrial sources. In advance of federal action, state and regional climate change initiatives, such as the Regional Greenhouse Gas Initiative of eastern states, the Western Regional Climate Action Initiative, and recently enacted California legislation, are taking effect before federal action. In addition, some states and municipalities in the United States have adopted or may adopt in the future regulations on greenhouse gas emissions. Some states and municipal entities have commenced litigation in different jurisdictions seeking to have certain utilities, including some of our customers, reduce their emission of carbon dioxide.

Considerable uncertainty is associated with these air emissions initiatives. The content of new treaties, legislation or regulation is not yet determined and many of the new regulatory initiatives remain subject to review by the agencies or the courts. Predicting the economic effects of climate change legislation is difficult given the various alternatives proposed and the complexities of the interactions between economic and environmental issues. Any more stringent air emissions requirements, however, are likely to impose significant emissions control expenditures on many coal-fired power plants and industrial boilers and could have the effect of making them unprofitable. As a result, these generators may switch to other fuels that generate less of these emissions, possibly reducing future demand for coal and the construction of coal-fired power plants. In this regard, many of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use to comply with applicable ambient air quality standards. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material effect on demand for and prices received for our coal.